DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

Joint pre

06E

25 February 2003

– new partnership focusing on initial development phases of new medicines –

<u>DSM is first company to offer full service package to pharmaceutical industry</u>

DSM, the world's leading supplier to the pharmaceutical industry, is now also supplying technologies and services for the initial development phases of new medicines. This new activity will supplement its existing service package of building blocks and active ingredients for pharmaceutical and biopharmaceutical products and production and packaging of medicines in finished dosage forms. DSM is the first company in the world to offer such a full-service package for the pharmaceutical industry.

DSM has taken the following steps to realize its move into the new activities:

- It is expanding chemical process research activities at its RESCOM® site in Regensburg, Germany;
- It has acquired a minority shareholding in Syncom in Groningen, the Netherlands.

Feike Sijbesma, a member of the Managing Board of DSM, explains the steps the company has taken. *"In our package of services for the pharmaceutical industry, service in the initial development phases was missing. With this unique concept we can provide the speed, innovation and reliability that our customers require. We believe this move will strengthen our standing in the pharmaceutical industry."*

Speed, reliability and innovation are crucial factors in the expensive process of developing new medicines and bringing them quickly and successfully to market. It is therefore important for pharmaceutical companies to select reliable service partners that can meet these criteria and preferably will work with them throughout the development process. It is essential that knowledge is transferred quickly and efficiently at the transition from one phase to the next and this calls for good coordination. DSM offers a full-service concept which meets this requirement of the pharmaceutical industry. A large number of pharmaceutical companies are already using these services, including Bristol-Myers Squibb.

"We have been very satisfied with our long-standing relationship with RESCOM Regensburg and feel this integrated RESCOM concept can only add further value to that relationship," says John Scott, Executive Director Process R&D of Bristol-Myers Squibb (BMS).

Seamless match

Up until now DSM has focused mainly on the later clinical phases and bulk production of advanced intermediates and active ingredients. By acquiring a stake in Syncom (30%) and expanding the activities of RESCOM® in Regensburg, DSM will now be involved from the very outset in the development of new medicines. DSM's investment is not only financial. By making its own chiral technologies available to its new partner DSM will also enable Syncom to establish itself more quickly.

Syncom is a contract research organization that carries out advanced organic synthesis and possesses unique know-how and expertise in the area of chiral compounds. These activities mesh seamlessly with RESCOM®'s chemical process research in Regensburg involving the production of multi-kilogram batches of new ingredients for use in preclinical and early clinical drug development research.

Through RESCOM® and its partners, DSM will be able to develop synthesis routes and produce the necessary quantities of product in the early phases of development. These services mesh seamlessly with the existing activities of DSM Pharma Chemicals and DSM Pharmaceutical Products.

About Syncom

Syncom BV is a contract research organization that specializes in organic synthesis. The company is based in Groningen, the Netherlands, where it synthesizes advanced chemical compounds up to kilogram quantities and optimizes processes for the pharmaceutical and chemical industries.

The company has specific expertise in highly challenging syntheses and in resolving racemates using 'Dutch Resolution', a technology discovered by Syncom. DSM owns the patent for this process. Syncom and DSM formed an alliance in 1997 to jointly develop this technology.

Syncom has plans for further expansion from its present workforce of 65 to around 100 employees in 2005 and its target is to become a world leader in the knowledge-intensive field of small-scale contract synthesis. Syncom generated sales of EUR 5.2 million in 2002. For more information about Syncom, see www.syncom.nl.

About RESCOM®

RESCOM®, whose name is a contraction of RESponsive and COMmitted, is a profit centre within DSM Pharma Chemicals specializing in the development and production (in compliance with cGMP standards) of complex building blocks and active ingredients used in preclinical and clinical phase 1 tests. These activities are based in Regensburg (Germany). In 1998 DSM acquired this business from BMS, which is still one of the company's major customers. It is expected that the company's highly experienced workforce of 25 will increase to about 50 over the next few years. RESCOM® also includes DSM's stake in Syncom.

DSM

DSM Pharma Chemicals
DSM Pharma Chemicals is one of the three business groups of DSM Pharmaceutical Products. It develops and produces pharmaceutical intermediates and active ingredients, mostly on exclusive basis. Its development and production facilities are based in Venlo (the Netherlands), Linz (Austria), Greenville and South Haven (USA). The business group has a total workforce of about 1,250.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 5.6 billion and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.
For more information about DSM, see www.dsm.com.

DSM will have a stand at INFORMEX® 2003 in New Orleans, USA, stand number 2913. For more information, see www.informex.com.

For further information:

Media

DSM Corporate Communications
Liz Tans-Jongh
tel. +31 (45) 5782035
e-mail: media.relations@dsm.com

RESCOM®
Ellen de Brabander
tel. +31 (46) 4770473
e-mail: ellen.brabander-de@dsm.com

Investors

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782477
e-mail : investor.relations@dsm.com

Syncom
Ton Vries
tel. : +31 (50) 5757274
e-mail : t.vries@syncom.nl


Chemical services towards pharma: from early development to large scale manufacturing
Lead discovery
Lead optimization
Preclinical & early clinical
Clinical development phase 2 + 3
Registration & launch
Syncom
Synthetic service & supply of preclinical material (non-cGMP)
RESCOM®
Supply of preclinical & early clinical material (cGMP)
DSM Pharma Chemicals (DPC)
Route development & manufacuring of advanced intermediates and API's
DSM
Unlimited. DSM